Exhibit (a)(5)(D)

EFiled: Nov 11 2011 4:38PM EST Transaction ID 40849901 Case No. 7039-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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DAVID LIEBERMAN, Individually and On Behalf of All Others Similarly Situated,	)
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Plaintiff,	)
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INTERCLICK, INC., MICHAEL BRAUSER, MICHAEL KATZ, FRANK COTRONEO, BRETT CRAVATT, DAVE HILLS, BARRY HONIG, MICHAEL MATHEWS, WILLIAM WISE, YAHOO! INC., and INNSBRUCK ACQUISITION CORP.,	)
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Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 2, which plaintiff alleges upon personal knowledge, as follows:

NATURE OF THE ACTION

1.    This is a class action on behalf of the public shareholders of defendant Interclick, Inc. (“Interclick” or the “Company”), against the Company and its Board of Directors (the “Board” or the “Individual Defendants”) to enjoin the proposed acquisition of Interclick by defendant Yahoo! Inc. (“Yahoo”). On October 31, 2011, Interclick agreed to sell itself to Yahoo for approximately $270 million in cash. Under the terms of the deal, Interclick shareholders would get $9.00 in cash for each share (the “Proposed Transaction”). The Proposed Transaction significantly undervalues the Company both in comparison to other recent online advertising transactions and with respect to Interclick’s growth prospects. For example, the $9.00 per share offer price is a zero percent (0%) premium over the median analyst target price for Interclick stock, according to Yahoo!

finance. The terms of the merger agreement were attached to a Form 8-K filed with the United States Securities and Exchange Commission (“SEC”) on November 3, 2011 (the “Merger Agreement”). The deal is currently expected to close in early 2012. As alleged herein, Yahoo and Innsbruck (defined herein) aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants consummate the deal.

THE PARTIES

2.    Plaintiff owns and has owned common stock of Interclick continuously since prior to the wrongs complained of herein.

3.    Interclick is a Delaware corporation and maintains its principal executive offices at 11 West 19th Street, New York, New York. The Company is an online advertising technology company, founded in 2006. The Company’s primary product is a proprietary technology called Open Segment Manager (“OSM”). OSM analyzes diverse data across various sources and determines and aids advertisers’ objectives by helping to target the most responsive digital audiences. Interclick’s common stock trades on the Nasdaq under the ticker “ICLK.” As of May 12, 2011, Interclick had 24,552,361 shares of common stock outstanding.

4.    Defendant Michael Brauser (“Brauser”) is a Co-Chairman of the Board and has served as a member of the Board since June 2007. Brauser is a member of the Nominating Committee and the Compensation Committee.

5.    Defendant Michael Katz (“Katz”) has served as a member of the Board since August 2007 and Chief Executive Officer (“CEO”) of the Company since February 1, 2011.

6.    Defendant Frank Cotroneo (“Cotroneo”) has served as a director since July 2010. He is the Chair of the Audit Committee and is a member of the Compensation Committee.

7.    Defendant Brett Cravatt (“Cravatt”) has served as a director since June 2009. Cravatt is a member of the Audit Committee, the Compensation Committee, and the Nominating Committee.

8.    Defendant David Hills (“Hills”) has served as a director since July 2010. He is the Chair of the Compensation Committee and is a member of the Audit Committee and the Nominating Committee.

9.    Defendant Barry Honig (“Barry Honig”) has served as Co-Chairman of the Board since August 2007. He is a member of the Audit Committee and the Nominating Committee.

10.    Defendant Michael Mathews (“Matthews”) has served as a director since August 2007, and served as the Company’s CEO from June 2007 until January 2011.

11.    Defendant William Wise (“Wise”) has served as a director since January 2011. Wise is a member of the Audit Committee, the Compensation Committee, and the Nominating Committee.

12.    Defendant Yahoo, headquartered at 701 First Ave. Sunnyvale, California, is a multinational corporation engaged in the operation of digital media worldwide.

Yahoo’s internet products include, among others, Yahoo! Mail, Yahoo! Messenger, Yahoo! Groups, Yahoo! Answers, Flickr, and Connected TV.

13.    Defendant Innsbruck Acquisition Corporation (“Innsbruck”) entered into the Merger Agreement with Interclick and was formed by Yahoo for the purpose of affecting the Proposed Transaction.

14.    The defendants identified in ¶¶ 4-12 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Interclick, and owe plaintiff and Interclick’s other shareholders the highest obligations of loyalty, good faith, fair dealing, and due care.

15.    Each of the Individual Defendants at all times had the power to control and direct Interclick to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Interclick shareholders.

16.    Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class (defined herein). They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

17.    Plaintiff brings this action pursuant to Court of Chancery Rule 23, on his own behalf and as a class action on behalf of the public shareholders of Interclick common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

18.    This action is properly maintainable as a class action.

19.    The Class is so numerous that joinder of all members is impracticable. As of May 2011, there were approximately 24 million publicly held shares of Interclick common stock outstanding, held by hundreds of individuals and entities scattered throughout the country.

20.    Questions of law and fact are common to the Class, including, among others:

a.    Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.    Whether plaintiff and the Class will be irreparably harmed if defendants’ conduct complained of herein continues.

21.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

22.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

23.    Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

24.    Interclick’s growth is primarily driven by the Company’s proprietary OSM platform and data valuation capabilities. Interclick generates revenue by serving as a principal in transacting online display advertising between agency clients and third party website publishers. Interclick’s OSM technology is unique in the online advertising industry and the advantages of the OSM product over competing products has led the Company to forecast 2011 revenue growth of 40% and 2012 revenue growth of 22%.

25.    Interclick’s revenues have grown very rapidly: the Company reported 2008 revenues of $22,452,333, 2009 revenues of $55,258,703, and 2010 revenues of $101,201,720, which translate to year-over-year increases of 237%, 146%, and 83%, respectively. In the Company’s Form 10-K filed with the SEC on March 12, 2011, Interclick reported that: “The fourth quarter of the calendar year, during the holiday season, is our strongest with respect to revenues. While we are a relatively young company, our experience to date and our management’s knowledge of the advertising industry indicates that the first calendar quarter is our slowest quarter.” Nevertheless, during the first half of 2011, ended June 30, 2011, the Company reported revenues of $52,817,270, as compared to $35,861,740 for the same period of the previous year.

26.    The offer has significantly undervalued Interclick in light of other relevant acquisitions in 2011. The following five acquisitions are generally comparable to the Proposed Transaction: (i) April 2011, advertising network Burst Media was acquired for $30 million; (ii) April 2011, mobile ad network Greystripe was acquired for $36 million; (iii) June 2011, digital advertiser MediaMind was acquired for $100 million; (iv) August 2011, display advertising network Dotomi was acquired for $285 million; and (v) August 2011, digital advertising firm EyeWonder was acquired for $66 million. In the foregoing five transactions, the median sales multiple (enterprise value over 2011 estimated sales) was 1.9. The consensus analyst estimate for Interclick’s 2012 revenue is $173 million. Therefore, if the Company were valued at the median multiple of 1.9, in light of the Company’s consensus 2012 revenue forecast, the transaction price would be approximately $328 million, or almost $60 million (or nearly 22%) more than the offer. However, in light of Interclick’s proprietary technology and robust revenues, the Company is worth greater than the median multiple for comparable transactions.

27.    The Merger Agreement provides that defendant Katz, Interclick’s Co-Chairman of the Board and CEO, has accepted an offer of employment with Yahoo, Innsbruck or an affiliate after the Proposed Transaction. As a result, defendant Katz had an incentive to recommend and approve the Proposed Transaction due to his own personal gain and not in consideration of the best interests of Interclick and Interclick’s shareholders.

28.    The Merger Agreement provides, subject to certain limited exceptions, that Interclick has agreed to cease and cause to be terminated any existing solicitation,

encouragement, discussion, or negotiation with any third party. Moreover, Interclick has agreed not to solicit, initiate, or knowingly facilitate or encourage any discussion or inquiry that could lead to competing proposal. Under the Merger Agreement, subject to certain exclusions, the Board shall not withdraw, qualify, or modify its recommendation to shareholders regarding the transaction with Yahoo. If a competing tender offer or exchange offer for Interclick shares is commenced, the Board has agreed not to publicly recommend acceptance of such offer by the shareholders of the Company. If the Merger Agreement is terminated under circumstances involving a competing transaction or a change in the recommendation of Interclick’s Board, Interclick may be required to pay Yahoo a termination fee of $9,000,000. The agreement not to shop the Company and the termination fee create an impediment to the consideration of any eventual competing offer from a third party, and will likely discourage any third party from coming forward with a competing offer.

29.    The Merger Agreement additionally contains an irrevocable “Top-Up” option designed to permit Yahoo to perform a short-form merger even if the offer fails to obtain the tender of ninety percent (90%) of shares outstanding. In the Merger Agreement, Interclick has granted Innsbruck an option to purchase newly issued Interclick shares so that: in the event that less than ninety percent (90%) of shares outstanding are tendered at the conclusion of the tender offer, Innsbruck will have the option to purchase the remaining difference between the percentage of shares tendered and ninety percent (90%). The Top-Up option effectively permits Yahoo to perform a short-form merger without ninety percent (90%) of shares having been tendered and without shareholder consent. Further, the Top-Up option, if exercised, will dilute the value of shares owned by all non-tendering shareholders, which under the terms of the Merger Agreement could represent a significant portion of outstanding shares.

30.    The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Interclick is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

31.    The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

COUNT I

(Breach of Fiduciary Duty Against the Individual Defendants)

32.    Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

33.    In approving the Proposed Transaction, the Individual Defendants have not taken adequate steps to protect the interests of the Company’s public shareholders.

34.    The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Interclick and that possessed by the Company’s public shareholders.

35.    Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:

(a)    Fully inform themselves of Interclick’s market value before taking, or agreeing to refrain from taking action;

(b)    Act in the interests of the Company’s equity owners and not favor the interests of any one of the others;

(c)    Maximize shareholder value;

(d)    Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

(e)    Act in accordance with the fundamental duties of loyalty, care, and good faith.

36.    Because of their respective positions with the Company, the Individual Defendants are also required to:

(a)    Act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and

(b)    Ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, they are resolved in the best interest of the Interclick’s public shareholders.

37.    Because of their conduct as detailed herein, the Individual Defendants are breaching their fiduciary duties owed to the public shareholders of Interclick, and are engaging in, or facilitating the accomplishment of, an unfair and coercive transaction in violation of their fiduciary duties to the public shareholders of Interclick.

38.    Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the previously mentioned wrongful transaction.

39.    Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of Interclick’s assets and business and will be prevented from benefiting from a value-maximizing transaction.

40.    Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.

41.    In approving the Proposed Transaction on behalf of the Company, the Individual Defendants have failed to take steps to protect the interests of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the Proposed Transaction by a majority of the Company’s minority shareholders.

42.    Absent injunctive relief, plaintiff and the Class will be irreparably harmed because of the Individual Defendants’ breaches of their fiduciary duties.

43.    Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against

Yahoo and Innsbruck)

44.    Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

45.    Defendants Yahoo and Innsbruck knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Merger Agreement, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Interclick provided, and Innsbruck obtained, sensitive non-public information concerning Interclick’s operations, and thus had unfair advantages, which enabled it to acquire the Company at an unfair and inadequate price.

46.    As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Interclick shares.

47.    Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.    Ordering that this action may be maintained as a class action, certifying plaintiff as Class representative, and certifying plaintiff’s counsel as class counsel;

B.    Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.    Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.    Granting such other and further relief as this Court may deem just and proper.

Dated: November 11, 2011		RIGRODSKY & LONG, P.A.

	By:	Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

HARWOOD FEFFER LLP

Robert I. Harwood

488 Madison Avenue

New York, NY 10022

(212) 935- 7400